UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-36495

MARKIT LTD.

(Translation of registrant’s name into English)

4th Floor, Ropemaker Place,

25 Ropemaker Street

London, England

EC2Y 9LY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKIT LTD. (Registrant)

By:	/s/ Jeff Gooch
Name:	Jeff Gooch
Title:	Chief Financial Officer

Date: May 13, 2015

EXHIBIT INDEX

Exhibit Number	Description
99.1	Markit Ltd. Unaudited Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2015 and 2014